Ossen Innovation Announces Results of 2011 Annual
General Meeting of Stockholders

SHANGHAI, November 8, 2011 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced the results of the annual general meeting of its stockholders, which was held in Shanghai on November 8, 2011.

At the meeting, the stockholders approved the re-election of Liang Tang, Wei Hua, Junhong Li, Xiaobing Liu, Yingli Pan and Zhongcai Wu as directors to serve on the board of directors until the next annual general meeting or such director's successor is duly elected and qualified.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province, with a combined annual production capacity of 140,000 tons per year. For more information please visit our website at www.osseninnovation.com

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations:

Ted Haberfield, President MZ North America, IR MZ Group
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.mz-ir.com